May 25, 2007	Paul Bork Boston Office 617.832.1113 pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, DC 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form SB-2 (the “Registration Statement”). The Registration Statement covers the resale of 23,400,000 shares (the “Shares”) of the Company’s common stock, par value $.00001 per share (the “Common Stock”), by the selling stockholders identified therein.

The Company is registering 22,500,000 shares of Common Stock, of which 15,000,000 are issuable upon conversion of the Company’s outstanding Series B preferred stock and 7,500,000 are issuable upon exercise of the Company’s outstanding five-year common stock purchase warrants. The preferred stock and warrants were sold in a private placement transaction completed on May 2, 2007. In addition, the Company is also registering 900,000 shares of Common Stock which are issuable upon exercise of warrants that were issued to placement agents as partial compensation for their services in the transaction. We refer you to the Company’s current report on Form 8-K filed with the SEC on April 13, 2007 and its quarterly report on Form 10-QSB filed with the SEC on May 8, 2007 regarding this private placement transaction and the various agreements associated therewith.

Securities and Exchange Commission
May 25, 2007

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Amanda Kirouac at (617) 832-3091.

Sincerely,

/s/ Paul Bork
Paul Bork

PB
Enclosures

cc:	Mr. Harry Palmin
Ms. Amanda Kirouac